U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission file number ______


                              ARYEH ACQUISITION CORP.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)




          Delaware                                      26-0868042
         -----------                                    ----------
  (State or other jurisdiction of                      (I.R.S. employer
  incorporation or formation)                          identification number)




  P.O. Box 339
  Lawrence, New York                                   11559
  ---------------------------------                    ------------
  (Address of principal executive offices)             (Zip Code)



                    Issuer's telephone number: (516) 374-5392
                            facsimile number:  (516) 374-5393


                                   Copies to:
                                   David Selengut, Esq.
                                   Ellenoff Grossman & Schole LLP
                                   370 Lexington Avenue
                                   19th Floor
                                   New York, New York 10017
                                   (212) 370-1300



        Securities to be registered under Section 12(b) of the Act: none

      Securities to be registered under Section 12(g) of the Exchange Act:




    Title of each class                 Name of Exchange on which to be so
                                      registered each class is to be registered

    Common Stock, $.0001                                N/A
  -------------------------                   ---------------------

                                     Index
                                                                     Page(s)
                                                                     Numbers
                                                                     _________
PART I - TABLE OF CONTENTS

Item 1 - Description of Business                                          3

Item 2 - Management's Discussion and Analysis or Plan of Operation        5

Item 3 - Description of Property                                          9

Item 4 - Security Ownership of Certain Beneficial Owners and Management   9

Item 5 - Directors, Executive Officers, Promotors and Control Persons     9

Item 6 - Executive Compensation                                          10

Item 7 - Certain Relationships and Related Transactions, and
         Director Independence                                           10

Item 8 - Description of Securities                                       10

Part II - OTHER INFORMATION

Item 1 - Market For Common Equity and Related Stockholder Matters        11

Item 2 - Legal Proceedings                                               12

Item 3 - Changes in and Disagreements with Accountants on Accounting
         and Financial Disclosure                                        12

Item 4 - Recent Sales of Unregistered Securities                         12

Item 5 - Indemnification of Directors and Officers                       12


PART F/S - FINANCIAL INFORMATION - INDEX TO FINANCIAL STATEMENTS         F-1

Report of Independent Registered Public Accounting Firm                  F-2

Balance sheet
as of September 30, 2007                                                 F-3

Statement of Operations
  Period From September 6, 2007 (Inception) to September 30, 2007        F-4

Statement of Changes in Stockholders' Equity
  Period From September 6, 2007 (Inception) to September 30, 2007        F-5

Statement of Cash Flows
  Period From September 6, 2007 (Inception) to September 30, 2007        F-6

Notes to Financial Statements                                            F-7

PART III - INDEX TO EXHIBITS                                             13

       Signatures                                                        13

ITEM 1.  DESCRIPTION OF BUSINESS

(a) Business Development

     Aryeh Acquisition Corp. (the "Company" or the "Registrant") was incorporated in the State of Delaware on September 6, 2007. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made no efforts to identify a possible business combination. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

 (b)      Business of Issuer

     The Company, based on proposed business activities, is a "blank check" company. The U.S. Securities and Exchange Commission (the "SEC") defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

     The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

     The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

     (a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

     (b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

     (c) Strength and diversity of management, either in place or scheduled for recruitment;

     (d) Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

     (e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

     (f) The extent to which the business opportunity can be advanced;

     (g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

     (h) Other relevant factors.

     In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

     The manner in which the Registrant participates in a potential acquisition will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the principals of the counterparty, and the relative negotiating strength of the Registrant and such principals.

     It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders of the Registrant would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders of the Registrant may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

     The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

     In the case of an acquisition, the transaction may be consummated solely by management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to close that transaction may result in the loss to the Registrant of the related costs incurred.

     We presently have no employees apart from our sole officer and director. Our sole officer and director is engaged in outside business activities and anticipates that he will devote to our business only very limited time until the acquisition of a successful business opportunity has been consummated. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to security holders.

     (1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

     (2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

     (3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The  Company  was  organized  as a  vehicle  to  investigate  and,  if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective is to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

     The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury or will be loaned to or invested in us by our stockholders, management or other investors.

     During the next twelve months we anticipate incurring costs related to:

          (i) filing of Exchange Act reports,  and
         (ii) costs relating to  consummating an acquisition.

     We believe we will be able to meet these costs through use of funds in our treasury, and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

     The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

     Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

     Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

     The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity or debt financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

RISK FACTORS

     An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

     Our business is difficult to evaluate because we have no operating history.

     As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

     There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

     The  Company  is in a  highly  competitive  market  for a small  number  of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

     Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

     The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

     The Company has no existing agreement for a business combination or other transaction.

     We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

     Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

     While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs. Our sole officer has not entered into an employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

     The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

     Target companies that do not have financial statements which comply with SEC reporting requirements may delay or preclude an acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     The Company may be subject to further government regulation which would adversely affect our operations.

     Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

     There is currently no trading market for our Common Stock.

     Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended, (the "Securities Act") and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

     Our business will have no revenues unless and until we merge with or acquire an operating business.

     We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

     The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

     Our Certificate of Incorporation authorizes the issuance of a maximum of 30,000,000 shares of Common Stock and a maximum of 1,000,000 shares of Preferred Stock. Any merger or acquisition effected by us may result in substantial dilution in the percentage of our Common Stock held by our then existing stockholders. Moreover, the Common Stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of Common Stock held by our then existing stockholders. To the extent that additional shares of Common Stock or Preferred Stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected.

     The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

     The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

     Because we may seek to complete a business combination through a "reverse merger", following such a transaction we may not be able to attract the attention of major brokerage firms.

     Additional risks may exist since we will assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our Common Stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

     We cannot assure you that following a business combination with an operating business, our Common Stock will be listed on NASDAQ or any other securities exchange.
                              -7-

     Following a business combination, we may seek the listing of our Common Stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our Common Stock on either of those or any other stock exchange. After completing a business combination, until our Common Stock is listed on the NASDAQ or another stock exchange, we expect that our Common Stock would be eligible to trade on the OTC Bulletin Board, or on the "pink sheets," where, in the latter case, our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Common Stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our Common Stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

     There is no public market for our Common Stock, nor have we ever paid dividends on our Common Stock.

     There is no public trading market for our Common Stock and none is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

     Shareholder control over management.

     Our sole officer and director, Dov Perlysky, beneficially owns 88.8% of the issued and outstanding capital stock of the Company and consequently, has the ability to influence control of the operations of the Company and will have the ability to influence or control substantially all matters submitted to stockholders for approval, including:

      o     Election of the board of directors;

      o     Removal of any directors;

      o     Amendment of the Company's certificate of incorporation or bylaws;
            and

      o Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

     This stockholder will thus have substantial influence over our management and affairs and future stockholders of the Company possess no practical ability to remove management or effect the operations of the business of the Company. Accordingly, this concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock.

     This  registration  statement  contains   forward-looking   statements  and
information relating to us, our industry and to other businesses.

     These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company neither rents nor owns any properties. The Company utilizes the office space of its sole officer and director at no cost.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


     The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.


Name and Address               Amount of                    Percentage of
of  Beneficial                Beneficial                   Outstanding Shares
  Owner                       Ownership                        Owned
__________________________________________________________________________
Dov Perlysky
P.O. Box 339
Lawrence, New York 11559     600,000 shares(1)                  88.8%


All officers and director
as a group (1 person)        600,000 shares(1)                  88.8%

___________________
(1) Includes (i) 50,000 shares owned by Mr. Perlysky, (ii) 389,023 shares owned by Krovim LLC, (iii) 107,317 shares owned by Kanfei LLC and (iv) an aggregate of 53,660 shares owned by Mr. Perlysky as custodian for four of his minor nephews and nieces. Mr. Perlysky is the managing member of the manager of Krovim LLC, and Kanfei LLC.




ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


Name                       Age      Position

Dov Perlysky               45       President, Treasurer, Secretary & Director

     Dov Perlysky has been the managing member of Nesher, LLC, a private investment management firm since 2000. From 1998 until 2002, Mr. Perlysky was a Vice President in the Private Client Group of Laidlaw Global Securities, a registered broker-dealer. He received his B.S. in Mathematics and Computer Science from the University of Illinois in 1985 and a Masters in Management from the JL Kellogg Graduate School of Management of Northwestern University in 1991. Mr. Perlysky is a director of Engex, Inc., a closed-end mutual fund, and Pharma-BioServ, Inc.

     All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. The Board of Directors appoints officers as necessary.

     There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

     The Company and the Board of Directors has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

ITEM 6. EXECUTIVE COMPENSATION.

     The Company's sole officer and director has not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. As noted above, the Company's sole officer and director intends to devote no more than a few hours a week to our affairs.

     It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

     There are no understandings or agreements regarding compensation our management will receive after a business combination.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR
        INDEPENDENCE

     The Company utilizes the office space of its President at no cost to the Company. The amount of office space utilized by the Company is considered insignificant.



ITEM 8. DESCRIPTION OF SECURITIES.

Common and Preferred Stock.

     The Company is authorized by its Certificate of Incorporation to issue an aggregate of 31,000,000 shares of capital stock, of which 30,000,000 are shares of common stock, par value $.0001 per share (the "Common Stock") and 1,000,000 are shares of preferred stock, par value $.0001 per share (the "Preferred Stock"). As of the date hereof, 676,000 shares of Common Stock are issued and outstanding.

         All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

     The Board of Directors is authorized to issue up to 1,000,000 shares of Preferred Stock which may be issued in series from time to time with such designations, rights, preferences and limitations as the Board of Directors may declare by resolution. To date no shares of Preferred Stock have been issued.

     The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. The potential exists, therefore, that additional shares of Preferred Stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statute require such approval, the Board of Directors has the authority to issue shares of Preferred Stock without stockholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

Warrants

     As of the date hereof, warrants ("Warrants") to purchase 324,000 shares of Common Stock at an exercise price of $0.05 per share were outstanding. The holders thereof have cashless exercise rights. The Warrants are exercisable until September 24, 2017, provided that the Warrants are not exercisable prior to September 24, 2010 unless there is a "Change in Control" (as defined in the Warrants) in the Company, in which event the Warrants will be exercisable at any time after seventy (70) days following such Change in Control and until September 24, 2017.

     The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws and the form of Warrant, copies of which have been filed as exhibits to this Form 10-SB.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


     Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception through the date of this filing.

     Holders. As of the date hereof, there are 21 record holders of 676,000 shares of the Company's Common Stock in the aggregate.

Shares Eligible for Future Sale

     As of the date hereof, all of the outstanding shares of Common Stock are restricted securities and may only be sold pursuant to a registration statement or an exemption from the registration requirements of the Securities Act.

     Rule 144: Shares of our Common Stock cannot be sold under the exemptions from registration provided by Section 4(1) of the Securities Act and Rule 144 promulgated thereunder, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD Regulation, dated January 21, 2000 (the "Wulff Letter"). The Wulff Letter provides that certain private transfers of the shares of Common Stock also may be prohibited without registration under federal securities laws. The SEC has proposed codifying certain aspects of the Wulff Letter and adjusting some of its provisions. The proposed adjustments include allowing stockholders of a company that was formerly a blank check company to be able to utilize the exemption from registration under Rule 144 under certain circumstances following such time as the company is no longer a blank check company and certain disclosures have been completed. There is no assurance that this proposal will ultimately be adopted by the SEC in its current form or any other form. On November 15, 2007, the SEC adopted a final release which may include this proposal. However, the text of the final release has not been released to the public as the date of this registration has not been released to the public as of the date of this registration statement.


     Management of the Company can make no prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

     Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

     There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Registrant issued 676,000 shares of Common Stock and Warrants to purchase an additional 324,000 shares of Common Stock at an exercise price of $0.05 per share on September 24, 2007 to its founders, for aggregate cash consideration of $1,000. The Registrant sold these shares of Common
Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

     No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

     All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is incorporated in the State of Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. The Registrant's Certificate of Incorporation provides for indemnification of its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The General Corporation Law of the State of Delaware provides that a Certificate of Incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

(1) for any breach of the director's duty of loyalty to the corporation or its stockholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or

(4) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Certificate of Incorporation contains such a provision.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or control persons pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S - FINANCIAL INFORMATION
                                                                Page
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm         F-2

Balance Sheet as of September 30, 2007                          F-3

Statements of Operations for the Period From
September 6, 2007 (Inception) Through September 30, 2007        F-4

Statement of Changes in Stockholders' Equity for the Period
From September 6, 2007 (Inception) Through September 30, 2007   F-5

Statement of Cash Flows for the Period From
September 6, 2007 (Inception) Through September 30, 2007        F-6

Notes to Financial Statements                                   F-7

                    ARYEH ACQUISITION CORP.
                (A DEVELOPMENT STAGE COMPANY)

                     FINANCIAL STATEMENTS

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholders of Aryeh Acquisition Corp.


     We have audited the accompanying balance sheet of Aryeh Acquisition Corp. (a development stage company) ("the Company") as of September 30, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the period from September 6, 2007, (inception) through September 30, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aryeh Acquisition Corp. as of September 30, 2007 and the results of its operations and its cash flows for the period from September 6, 2007 (inception) through September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note A, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.



/s/ Raich Ende Malter & Co. LLP

    RAICH ENDE MALTER & CO. LLP
    New York, New York
    December 4, 2007

                          Aryeh Acquisition Corp.
                       (A Development Stage Company)
                               Balance Sheet
                          As of September 30, 2007




 ASSETS

CURRENT ASSETS

   CASH                                         $ 1,000
                                            ----------------
TOTAL CURRENT ASSETS                            $ 1,000
                                             ===============


 LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
    ACCRUED LIABILITIES                        $    598
                                         ----------------

 STOCKHOLDERS' EQUITY

 PREFERRED STOCK $0.0001 PAR VALUE,
 AUTHORIZED 1,000,000 SHARES, ISSUED-NONE             -

 COMMON STOCK $0.0001 PAR VALUE,
 AUTHORIZED 30,000,000 SHARES,
 ISSUED & OUTSTANDING 676,000
 SHARES as of September 30, 2007                     68

 ADDITIONAL PAID IN CAPITAL                         932

 ACCUMULATED DEFICIT                               (598)
                                             ----------------

 TOTAL STOCKHOLDERS' EQUITY                         402
                                             ----------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $ 1,000
                                             ================





                THE ACCOMPANYING NOTES ARE AN INTEGRAL
                  PART OF THESE FINANCIAL STATEMENTS

                        Aryeh Acquisition Corp.
                     (A Development Stage Company)
                        Statement of Operations
                         For the Period From
                     September 6, 2007 (Inception)
                     Through  September 30, 2007
                     -----------------------------






REVENUES                             $        -0-
                                     -----------------
GENERAL & ADMINISTRATIVE EXPENSES            598

                                     -----------------

NET LOSS                             $      (598)
                                     -----------------
                                     -----------------

LOSS PER COMMON SHARE
BASIC AND DILUTED                    $      (0.00)
                                     -----------------
                                     -----------------



WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING-BASIC AND DILUTED       676,000
                                      ----------------
                                      ----------------


                THE ACCOMPANYING NOTES ARE AN INTEGRAL
                  PART OF THESE FINANCIAL STATEMENTS

                        Aryeh Acquisition Corp.
                      (A Development Stage Company)
                Statement of Changes in Stockholders' Equity
                          For the Period From
          September 6, 2007 (Inception) Through September 30, 2007




                                                                     ADDITIONAL                             TOTAL
                     PREFERRED         COMMON       COMMON               PAID-IN           ACCUMULATED   STOCKHOLDERS'
                      STOCK            STOCK       STOCK WARRANTS        CAPITAL            DEFICIT         EQUITY
                     --------          -------    --------------      -----------    ---------------      ----------
                   Shares Amount      Shares Amount  Shares
                   ------ ------      ------ ------  ------

BALANCE-
September 6, 2007      -   $-            -      $-       -                   $-              $-                $-

ISSUANCE OF COMMON
STOCK AND WARRANTS                    676,000    68     324,000             932                              1,000


NET LOSS                                                                                    (598)             (598)

                    -------------------------------------------------------------------------------------------------
BALANCE-
September 30, 2007    -    -          676,000   $68     324,000            $932            $(598)           $  402
                     --   --          -------   ---     -------            ----               ---            ------
                     --   --          -------   ---     -------            ----               ---            ------








                THE ACCOMPANYING NOTES ARE AN INTEGRAL
                  PART OF THESE FINANCIAL STATEMENTS

                       Aryeh Acquisition Corp.
                     (A Development Stage Company)
                        Statement of Cash Flows
                         For the Period From
                    September 6, 2007 (Inception)
                     Through September 30, 2007
                    -----------------------------





CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                    $    (598)
Adjustments to reconcile net
loss to net cash (used in) provided
by operating activities:
Changes in asset and liability balances:
Increase in accrued liabilities                   598
                                         -------------

NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                         $     -0-
                                         -------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common
stock and warrants                              1,000
                                         --------------

NET CASH PROVIDED BY FINANCING ACTIVITIES       1,000
                                        ---------------


NET INCREASE IN CASH                          $ 1,000

CASH -- beginning of period                        -0-
                                        ---------------

CASH --  end of period                        $ 1,000
                                        ---------------






                THE ACCOMPANYING NOTES ARE AN INTEGRAL
                  PART OF THESE FINANCIAL STATEMENTS

                            ARYEH ACQUISITION CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 2007


Note A - ORGANIZATION, BUSINESS AND OPERATIONS

     Aryeh Acquisition Corp. (the "Company") was incorporated in the State of Delaware on September 6, 2007. The objective of the Company is to acquire an operating business.

     The Company's primary activities since incorporation have been organizational activities relating to the Company's formation and pending registration statement. The Company has not generated any revenues from these activities and, accordingly, it is in the development stage. The Company selected September 30 as its fiscal year-end.

     The Company, based on its proposed business activities, is a "blank check" company. The Securities and Exchange Commission defines those companies as "any development stage company that is issuing a "penny stock", within the meaning of
Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies."

     The  Company  was  organized  as a  vehicle  to  investigate  and,  if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly-held corporation. The Company's principal business objective for the 12 months subsequent to September 30, 2007 and beyond such time will be to achieve long-term growth potential through a combination with a business ("Business Combination") rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and thus may acquire any type of business. The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company.

     The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management believes that the Company will continue to incur losses for the foreseeable future and will need additional equity or debt financing or will need to complete a Business Combination with a company that has such financing to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever.

     Management plans to seek additional debt and/or equity financing for the Company through private or public offerings or through a Business Combination, but it cannot assure that such financing will be available on acceptable terms or at all. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

     Financial instruments consist of cash and accrual expenses. The carrying values of these financial instruments approximate their fair values.

Income taxes:

     In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized on the liability method resulting from temporary differences between the financial statement and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these assets and liabilities are expected to be recovered or settled. The Company provides a valuation allowance when it is more likely than not that some or all of its net deferred tax assets will not be realized. Potential income tax benefits as of September 30, 2007 and for the period from September 6, 2007 (inception) to September 30, 2007 were immaterial.

Loss per common share:

     Basic earnings (loss) per common share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Stock warrants have not been included in the calculation as they are antidilutive.

NOTE C - CAPITAL TRANSACTIONS

     The Company is authorized to issue 30,000,000 shares of $0.0001 par value common stock. The Company is also authorized to issue 1,000,000 shares of $0.0001 par value preferred stock with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors of the Company. No preferred shares have been issued.

     On September 24, 2007, the Company issued to its founders, for an aggregate of $1,000, a total of 676,000 shares of common stock and warrants to purchase 324,000 shares of common stock at $0.05 per share. The holders of the warrants have cashless exercise rights. These warrants are exercisable until September 24, 2017, provided that the warrants are not exercisable prior to September 24, 2010 unless there is a "Change in Control" (as defined in the warrants) in the Company, in which event the warrants will be exercisable at any time after seventy (70) days following such Change in Control and until September 24, 2017.

NOTE D - RELATED PARTY TRANSACTIONS

     The Company utilizes the office space provided by its president at no cost to the Company. The amount of office space utilized by the Company is considered insignificant.

NOTE E - CONCENTRATION OF RISKS

     The Company's cash balances are maintained in a high quality bank checking account.

Note F - Recent Accounting Pronouncements

     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Prior to FAS 157, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. Moreover, that guidance was dispersed amount the many accounting pronouncements that require fair value measurements. Differences in that guidance created inconsistencies that added to the complexity in applying GAAP. The changes to current practice resulting from the application of FAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of FAS 157 to have an effect on its financial statements.

     In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 ("FAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value which are not currently required to be measured at fair value. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of FAS 159 to have an effect on its financial statements.

     Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

PART III

ITEM 1.    INDEX TO EXHIBITS



           3.1  -  Certificate of Incorporation of Aryeh Acquisition Corp.

           3.2  -  By-Laws of Aryeh Acquisition Corp.

           4    -  Form of Warrant



                                SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2007              ARYEH ACQUISITION CORP.



                                    By: /s/Dov Perlysky

                                    Name: Dov Perlysky
                                    Title:  President










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